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                                                                  Exhibit 8.1

                                 Form of Opinion
                                 ---------------
                                  May 12, 1998

EarthLink Network, Inc.
3100 New York Drive
Pasadena, California  91107

                               Strategic Alliance
                        between EarthLink Network, Inc.,
                             Sprint Corporation, and
                       Sprint Communications Company L.P.
                       Certain Federal Income Tax Matters

Ladies and Gentlemen:

     We have acted as counsel to EarthLink Network, Inc. ("EarthLink"), a Delaware corporation, in connection with the strategic alliance by and among EarthLink, Sprint Corporation ("Sprint"), a Kansas corporation, and Sprint Communications Company L.P. ("Sprint L.P."), a Delaware limited partnership. The strategic alliance provides for (a) the merger (the "Merger") of Dolphin Sub, Inc. ("Newco Sub"), a Delaware corporation, into EarthLink and a resulting exchange of each share of EarthLink common stock into one share of the common stock of Dolphin, Inc. ("Newco"), a Delaware corporation, (b) the issuance by Newco of convertible preferred stock to Sprint L.P., (c) the issuance of convertible notes to Sprint, and (d) amendments to agreements governing options, warrants and rights to acquire EarthLink common stock.

     By means of an offer to purchase (the "Offer") and a related letter of transmittal dated February 18, 1998, Sprint has offered to purchase from EarthLink stockholders 1,250,000 shares of EarthLink common stock at $45 per share. Upon consummation of the Offer, Sprint will own approximately 11.1% of the total number of issued and outstanding shares of EarthLink common stock. The Offer is contingent upon there being validly tendered and not withdrawn prior to the expiration date at least 1,250,000 shares of EarthLink stock and the satisfaction or waiver of the conditions to the obligations of Sprint, Sprint L.P., Newco, Newco Sub and EarthLink as provided by an investment agreement (the "Investment Agreement") between the parties. The Investment Agreement provides, among other things, that subject to the terms and conditions set forth therein, immediately following consummation of the Offer, (i) the Merger will be effected; (ii) Sprint L.P. will acquire Newco convertible preferred stock and (iii) Sprint will provide Newco and EarthLink, as co-borrowers, with convertible senior debt financing, such indebtedness to be evidenced by one or more Newco convertible senior promissory notes.

     Immediately following the consummation of the Offer, EarthLink, Newco and Newco Sub will effect the Merger whereby Newco Sub, a wholly-owned subsidiary of Newco, will merge with and into EarthLink. All of the then issued and outstanding shares of EarthLink common stock will be converted into an equal number of shares of Newco common stock. Upon consummation of the merger, EarthLink will be a wholly-owned subsidiary of Newco.

     Concurrently with the Merger, Sprint L.P. will receive 4,102,941 shares of Newco convertible preferred stock in exchange for $23,750,000 of cash, the contribution to Newco of

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EarthLink Network, Inc.
May 12, 1998
Page 2

the Sprint Internet Passport-SM- Subscribers and the consummation of a network agreement between Sprint L.P., Newco, and EarthLink. The convertible preferred stock will be initially convertible into 3,533,411 shares of Newco common stock at the time of closing.

     On or after the closing date Sprint will provide Newco and EarthLink, as co-borrowers, with up to $25 million of convertible senior debt financing with such amount to increase by $25 million on each of the first, second and third anniversaries of the closing date for a total of $100 million of such financing. This indebtedness is to be evidenced by one or more Newco convertible senior promissory notes.

     We have reviewed the Agreement and Plan of Merger among EarthLink, Newco, and Newco Sub, the Investment Agreement, the Registration Statement on Form S-4 under the Securities Act of 1933 relating to the Strategic Alliance (the "Registration Statement"), and such other documents as we have considered necessary in giving our opinion. In addition, we have assumed the following:

     1. The fair market value of the Newco common stock received by each EarthLink stockholder in the Merger will be approximately equal to the fair market value of the EarthLink stock surrendered in the Merger.

     2. Following the Merger, EarthLink will hold (a) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by EarthLink immediately before the Merger and (b) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Newco Sub immediately before the Merger. For purposes of this assumption, amounts paid by EarthLink or Newco Sub to stockholders who receive cash for EarthLink common stock, amounts used by EarthLink or Newco Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by EarthLink will be included as assets of EarthLink or Newco Sub, respectively, immediately before the Merger, but amounts transferred to Newco Sub by Newco in connection with the Merger will not be taken into account.

     3. EarthLink has no plan or intention to issue additional shares of its stock that would result in Newco owning less than 80 percent of the total combined voting power of all classes of EarthLink's voting stock or less than 80 percent of each class of EarthLink's nonvoting stock.

     4. Newco has no plan or intention to reacquire any of its stock issued in the Merger or to make any extraordinary distribution with respect to such stock.

     5. Newco has no plan or intention to liquidate EarthLink, to merge EarthLink with or into another entity, to sell or otherwise dispose of the stock of EarthLink, or to cause EarthLink to sell or otherwise dispose of any of its assets or of any of the assets acquired from Newco Sub, except for dispositions made in the ordinary course of business.

     6. The liabilities of Newco Sub to be assumed by EarthLink, if any, and the liabilities to which the transferred assets of Newco Sub are subject, if any, were incurred by Newco Sub in the ordinary course of business.

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EarthLink Network, Inc.
May 12, 1998
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     7.  Following the Merger, EarthLink will continue its historic business or use a significant portion of its historic business assets in a business.

     8. Newco, Newco Sub, EarthLink, and the stockholders of each will pay their respective expenses, if any, incurred in connection with the Merger.

     9. There is no intercorporate indebtedness existing between (a) Newco or Newco Sub and (b) EarthLink or any subsidiary of EarthLink.

     10. Neither Newco nor Newco Sub owns, nor will it acquire in anticipation of the Merger, any shares of EarthLink stock.

     11. Neither Newco, Newco Sub, nor EarthLink is a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment. For purposes of making the foregoing 50-percent and 80-percent determinations, stock and securities in any subsidiary corporation shall be disregarded, and the parent corporation shall be deemed to own its ratable share of the subsidiary's assets.

     12. On the date of the Merger, the fair market value of the assets of EarthLink will exceed the sum of its liabilities plus the amount of the liabilities to which its assets are subject.

     13. No stock or securities will be issued for services rendered to or for the benefit of Newco in connection with the transfer to Newco of (a) the EarthLink stock by the EarthLink stockholders and (b) the cash and other property by Sprint L.P.

     14. The transfer to Newco of (a) the EarthLink stock by the EarthLink stockholders and (b) the cash and other property by Sprint L.P. does not involve a transfer to Newco of any receivables or an assumption by Newco of any payables.

     15. The transfer to Newco of (a) the EarthLink stock by the EarthLink stockholders and (b) the cash and other property by Sprint L.P. is not the result of solicitation by a promoter, broker or investment house.

     16. The EarthLink stockholders and Sprint L.P. will not retain any rights in the EarthLink stock transferred to Newco.

     17. Taking into account any issuance of additional shares of Newco stock; any issuance of stock for services; the exercise of any Newco stock rights, warrants, or subscriptions; a public offering of Newco stock; and the sale, exchange, transfer by gift, or other disposition of any Newco stock to be received in the exchange, the EarthLink stockholders and Sprint L.P. will in the aggregate own 80 percent or more of the total combined voting power of all classes of Newco's voting stock and 80 percent or more of each class of Newco's nonvoting stock.

     18. Newco will not be an investment company within the meaning of
Section 351(e)(1) of the Code and Section 1.351-1(c)(1)(ii) of the Treasury Regulations.

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EarthLink Network, Inc.
May 12, 1998
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     On the basis of the foregoing and assuming that (a) the Merger will be consummated in accordance with the Agreement and Plan of Merger, (b) the issuance of the convertible preferred stock and convertible senior promissory notes will be consummated according to the Investment Agreement and (c) with respect to stockholders who are nonresident aliens or foreign entities, EarthLink will comply with all applicable statement and notification requirements, if any, of Treasury Regulation Sections 1.897-2(g)&(h), we are of the opinion that, under existing law, for federal income tax purposes:

     1.   The Merger will be a "reorganization" within the meaning of
          Section 368(a)(2)(E) of the Code and/or an exchange of property by holders of EarthLink common stock described in
          Section 351 of the Code.

     2. An EarthLink stockholder will not recognize gain or loss on the exchange of EarthLink common stock solely for shares of Newco common stock in the Merger.

     3. The basis of the shares of Newco common stock received by an EarthLink stockholder in the Merger will be the same as the basis of the shares of the EarthLink common stock exchanged therefor.

     4. The holding period for the shares of Newco common stock received by an EarthLink stockholder in the Merger will include the holding period for the shares of the EarthLink common stock exchanged therefor, if such shares of EarthLink common stock are held as a capital asset at the effective time of the Merger.

     5. Neither Newco nor Newco Sub will recognize gain or loss on the issuance of Newco common stock, the acquisition of EarthLink common stock, or the transfer of Newco Sub's assets to EarthLink in the Merger.

     6. EarthLink will not recognize gain or loss (a) on the acquisition of the assets of Newco Sub in the Merger or (b) on the constructive distribution, if any, of Newco common stock to EarthLink stockholders.

     We are also of the opinion that the material federal income tax consequences of the Merger are fairly summarized in the Registration Statement under the heading "Certain Federal Income Tax Consequences." We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

                                  Very truly yours,

                                  /s/ Hunton & Williams